SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Navistar International Corporation

(Name of Issuer)

Common Stock, Par Value $0.10

(Title of Class of Securities)

63934E108

(CUSIP Number)

Keith Schaitkin, Esq.

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person High River Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,661,946

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,661,946

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,661,946

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.31%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Hopper Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,661,946

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,661,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,661,946

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.31%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Barberry Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,661,946

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,661,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,661,946

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.31%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Partners Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,241,590

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,241,590

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,241,590

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.28%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Partners Master Fund II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,660,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,660,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,660,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.06%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Partners Master Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 730,846

	8	Shared Voting Power 0

	9	Sole Dispositive Power 730,846

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 730,846

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.91%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Offshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 6,632,659

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,632,659

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,632,659

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.25%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,015,130

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,015,130

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,130

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Onshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 4,015,130

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,015,130

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,130

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Capital LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,647,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,647,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,647,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.24%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person IPH GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,647,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,647,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,647,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.24%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Enterprises Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,647,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,647,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,647,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.24%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Icahn Enterprises G.P. Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,647,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,647,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,647,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.24%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 63934E108

1.	Name of Reporting Person Beckton Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,647,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,647,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,647,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.24%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 63934E108

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 13,309,735

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,309,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,309,735

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.55%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment Number 14 to the Schedule 13D relating to the Common Stock, par value $0.10 (the “Shares”), issued by Navistar International Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2011 (as amended, the “Schedule 13D”), as amended by Amendment Number 1 to Schedule 13D, filed with the SEC on November 2, 2011, by Amendment Number 2 to the Schedule 13D, filed with the SEC on November 15, 2011, by Amendment Number 3 to the Schedule 13D, filed with the SEC on December 6, 2011, by Amendment Number 4 to the Schedule 13D, filed with the SEC on June 8, 2012, by Amendment Number 5 to the Schedule 13D, filed with the SEC on July 11, 2012, by Amendment Number 6 to the Schedule 13D, filed with the SEC on July 24, 2012, by Amendment Number 7 to the Schedule 13D, filed with the SEC on September 10, 2012, by Amendment Number 8 to the Schedule 13D, filed with the SEC on September 11, 2012, by Amendment Number 9 to the Schedule 13D, filed with the SEC on October 9, 2012, by Amendment Number 10 to the Schedule 13D, filed with the SEC on October 25, 2012, by Amendment Number 11 to the Schedule 13D, filed with the SEC on December 10, 2012, by Amendment Number 12 to the Schedule 13D, filed with the SEC on July 15, 2013, and by Amendment Number 13 to the Schedule 13D, filed with the SEC on July 17, 2013, each on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing the first two sentences thereof with the following:

The Reporting Persons hold, in the aggregate, 13,309,735 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $409.8 million (including commissions and premiums).

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 13,309,735 Shares, representing approximately 16.55% of the Issuer’s outstanding Shares (based upon the 80,398,928 Shares stated to be outstanding as of May 31, 2013 in the Issuer’s Form 10-Q filed with the SEC on June 10, 2013).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 2,661,946 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 4,241,590 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,660,223 Shares. Each of Icahn Offshore, Icahn Capital, IPH,

Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 730,846 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,015,130 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	07/18/2013	130,856	33.98
High River LP	07/19/2013	32,800	33.99
Icahn Partners LP	07/18/2013	197,375	33.98
Icahn Partners LP	07/19/2013	49,473	33.99
Icahn Partners Master Fund LP	07/18/2013	208,507	33.98
Icahn Partners Master Fund LP	07/19/2013	52,264	33.99
Icahn Partners Master Fund II LP	07/18/2013	81,614	33.98
Icahn Partners Master Fund II LP	07/19/2013	20,458	33.99
Icahn Partners Master Fund III LP	07/18/2013	35,927	33.98
Icahn Partners Master Fund III LP	07/19/2013	9,005	33.99

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2013

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner

By: Barberry Corp., its sole member

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Sung Hwan Cho
Name: Sung Hwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D –

Navistar International Corporation Amendment No. 14]